EX99_1

Additional Information

On November 27, 2003, Koninklijke Ahold N.V. made public in The Netherlands certain additional information (the “Additional Information”) which supplements and/or modifies certain information contained in Ahold’s annual report on Form 20-F, as amended (the “20-F”), for the fiscal year ended December 29, 2002. To the extent that there are any inconsistencies in information set forth in this Additional Information and information set forth in the 20-F for fiscal year ended December 29, 2002, as amended, the information set forth in this Additional Information supersedes or modifies information set forth in the 20-F for the fiscal year ended December 29, 2002, as amended. The Additional Information is set forth below.

The Additional Information, “we,” “our,” “us,” “the Company” or “Ahold” refer to Koninklijke Ahold N.V. and its consolidated subsidiaries (unless the context otherwise requires). Capitalized terms used herein but not defined herein shall have the meanings set forth in the 20-F for fiscal year ended December 29, 2002, as amended.

Ahold’s third quarter for fiscal 2003 ended on October 5, 2003 and the third quarter for fiscal 2002 ended on October 6, 2002.

The weighted average rate of the dollar per euro that we used in the preparation of our consolidated financial statements was:

•	USD 1.1116 for the first three quarters of fiscal 2003

•	USD 0.9260 for the first three quarters of fiscal 2002

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this Additional Information are “forward-looking statements” within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•	expectations as to increases in net sales, operating income, market shares, share in income (loss) of joint ventures and certain expenses, including interest expense, in respect of certain of our operations, and estimations of the factors that will cause such expected increases;

•	expectations as to the impact of operational improvements on productivity levels, operating income and profitability in our stores;

•	expectations as to the savings and synergies from new projects and programs and from increased cooperation between our subsidiaries, particularly in the United States and Europe;

•	statements as to the timing, effects, limits and effectiveness of proposed improvements and changes to our accounting policies and internal control systems;

•	expectations as to our financial condition and prospects, our access to liquidity, the sufficiency of our working capital and the sufficiency of our existing credit facilities, as well as to the timing and amounts of certain repayments thereunder and the sources of funds available for such payments and the impact of our new financial plan and strategy;

•	statements as to the expected timing, strategy, outcome, cost and impact of certain litigation proceedings and investigations and the sufficiency of our available defenses and responses;

•	expectations as to the cost of contributions to certain pension plans and other employee benefit plans;

•	expectations as to our competitive position and the impact of the weakened economy on our business;

•	expectations as to the amount of possible recognitions, possible reversal of goodwill charges and possible exceptional losses;

•	expectations regarding our growth and capital expenditures; and

•	expectations as to the impact of the announced accounting irregularities on our operations, liquidity and business.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	our liquidity needs exceeding expected levels and amounts available under our credit facilities;

•	our ability to maintain normal terms, or improve terms, with vendors and customers;

•	the effect of general economic conditions and changes in interest rates in the countries in which we operate;

•	difficulties encountered in the cooperation efforts among our subsidiaries and the implementation of new operational improvements;

•	diversion of management’s attention, the loss of key personnel, the integration of new members of management, and our ability to attract and retain key executives and associates;

•	increases in competition in the markets in which our subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;

•	fluctuations in exchange rates between the euro and the other currencies in which our assets, liabilities and operating income are denominated, in particular, the US dollar, the Argentine peso and the Brazilian real;

•	our ability to maintain our market share in the markets in which we operate;

•	the results of pending or future legal proceedings to which we and certain of our current and former directors, officers and employees are, or may be, a party;

•	the actions of government regulators and law enforcement agencies;

•	any further downgrading of our credit ratings;

•	the potential adverse impact of the disclosure in this prospectus on our results of operations and liquidity; and

•	other factors discussed elsewhere in this Additional Information.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date hereof. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Remedial Actions

As a result of the events leading up to and following Ahold’s February 24, 2003 announcement, the Audit Committee ordered numerous, extensive internal investigations by various outside legal counsel and forensic accounting experts. In total, 19 operating and real estate companies (including USF and Disco) were reviewed, in addition to the Ahold parent company. In addition, investigations were undertaken with respect to the issues surrounding the deconsolidation of certain joint ventures. In response to the findings of the internal investigations, the Audit Committee requested in June 2003 that Ahold management take prompt and effective remedial actions to correct any identified accounting irregularities and errors, and strengthen internal controls to prevent any reoccurrence of the items found.

Ahold management and the Audit Committee have reviewed all of the accounting issues identified in the internal investigations and in the course of the audit of Ahold’s fiscal 2002 financial statements, including the 470 separate items identified by Pricewaterhouse Coopers (“PwC”). Ahold management has researched and analyzed all of these issues. Management and the Audit Committee determined, in consultation with Deloitte & Touche (“D&T”) and PwC, Ahold’s positions with respect to all of these issues and the adjustments required to be made to our financial statements as a result thereof. Items relating to operating companies were addressed by management at the respective operating companies, under the overall direction and supervision of Ahold’s senior financial management team. We believe that all such required financial statement adjustments have been made.

In the internal investigations, significant internal control weaknesses were raised or confirmed. Over 275 items relating to internal control weaknesses were identified. Ahold took steps to compensate for the internal control weaknesses in preparing the fiscal 2002 financial statements by, among other things, implementing the following measures:

•	Ahold conducted an extensive review of accounting documentation and processes, particularly in the areas where accounting errors were made. This review involved the controlling department at the Ahold parent company, together with the internal audit department, the Ahold parent and regional task forces and accounting personnel at the various operating companies.

•	Ahold reviewed areas where controls were found to be weak and performed additional accounting or review work where considered needed.

•	Ahold is undertaking and will undertake similar steps on preparing the fiscal 2003 financial statements to compensate for internal control weaknesses.

Ahold also is in the process of taking steps to address the internal control weaknesses identified in the internal investigations. A special task force reporting to the Audit Committee has been formed, now chaired by our current Chief Financial Officer, and composed of our senior finance, legal and internal audit executives and supplemented by external advisers, to address the internal control weaknesses as well as the accounting issues that were identified.

The task force is overseeing the development and implementation of modifications, improvements and other required changes to address weaknesses identified and to strengthen our internal controls. Certain regional task forces have also been formed that have been and will be assisting in this process. We have started implementing required changes to our internal controls. We intend that all required internal control changes will be implemented by the end of fiscal 2004.

In addition, the reporting line for Ahold’s internal audit department has been changed. The internal audit department now reports directly to Ahold’s Chief Executive Officer and to the Audit Committee, instead of solely to Ahold’s Chief Executive Officer, as previously was the case. We also intend to implement a plan to redesign the function of the internal audit throughout the group of operating and real estate companies to centralize it within the Ahold parent company.

We have also been focusing on improving the tracking of vendor allowances, especially at USF. We are continuing our efforts to implement the Supplier Incentive System (“SIS”), a vendor allowance tracking system used by Alliant when it was acquired by USF in November 2001, for vendor allowance tracking for all of USF. USF is in the process of building the appropriate links among its computer systems required to track rebate-related activities across all company operating systems. In order to achieve this goal all vendor information, corporate vendor allowance program details, customer details and all product reference codes needed to be documented and cross-referenced and related computer programming needed to be completed. SIS is anticipated to be operational for USF’s two largest procurement systems and its largest vendor group in January 2004. Additional fiscal 2004 enhancements are expected to include: (1) computer links to the remaining USF locations operating under independent procurement systems; (2) inclusion of new vendors that will replace the exited Value Added Service Providers (“VASPs”) relationships; (3) tracking of special promotional programs and volume incentives; and (4) tracking of local vendor allowances. The SIS tracking system for vendor allowances is expected to be fully operational by mid-fiscal year 2004. Until SIS is fully operational, USF has developed spreadsheet applications to track vendor allowances. These applications are based on vendor agreements and purchases and are periodically reconciled to SIS output and information received from vendors.

Numerous personnel changes also have been made. As a consequence of the events announced on February 24, 2003, Ahold’s then Chief Executive Officer, Cees van der Hoeven, and Ahold’s then Chief Financial Officer, Michiel Meurs, resigned effective March 10, 2003. Henny de Ruiter, the then Chairman of the Ahold Supervisory Board, was designated by the Supervisory Board to be responsible for the daily supervision of the conduct of Ahold’s Corporate Executive Board and the business affairs of the Company until a new Chief Executive Officer was appointed. In addition, on March 11, 2003, Ahold appointed Dudley Eustace as interim Chief Financial Officer.

In May 2003, Jim Miller, then President and Chief Executive Officer of USF and a member of Ahold’s Corporate Executive Board, Michael Resnick, USF’s then Chief Financial Officer, and David Abramson, USF’s then Executive Vice President and General Counsel, resigned their management positions and ceased to be employed by USF effective October 1, 2003. Robert G. Tobin, a member of Ahold’s Supervisory Board, was designated by the Supervisory Board to serve as interim Chief Executive Officer of USF.

Numerous other personnel changes were made, including at USF, Disco, Tops Markets (“Tops”) and the Ahold parent company. Management and the Audit Committee continue to review the results of the investigations, including findings as to the role of the personnel in the accounting irregularities, errors and issues identified. Once this review is complete, Ahold will determine what other personnel actions may be necessary.

Ahold also has taken significant steps to rebuild its executive management team. On May 2, 2003, Ahold announced its proposal to nominate Anders Moberg as its President and its Chief Executive Officer and as a member of Ahold’s Corporate Executive Board. On June 19, 2003, Ahold announced its proposal to nominate Hannu Ryöppönen as Chief Financial Officer and as a member of Ahold’s Corporate Executive Board. Messrs. Moberg and Ryöppönen were appointed to the Corporate Executive Board by Ahold’s shareholders on September 4, 2003. On July 3, 2003, Ahold appointed Joost Sliepenbeek as Senior Vice President and Controller, effective July 7, 2003. Ahold announced, on August 28, 2003, its proposal to nominate Peter Wakkie as Chief Corporate Governance Counsel and as a member of Ahold’s Corporate Executive Board. Mr. Wakkie was a partner at De Brauw and resigned from the firm upon commencing his employment with Ahold on October 15, 2003. On November 26, 2003, our General Meeting of Shareholders appointed Mr. Wakkie to our Corporate Executive Board. On October 14, 2003, Ahold appointed Lawrence S. Benjamin as Chief Executive Officer at USF, effective November 1, 2003.

Ahold is continuing to cooperate with investigations by law enforcement and regulatory authorities, including the U.S. Department of Justice, the Securities and Exchange Commission (the “SEC”) and Dutch governmental and regulatory authorities.

Outlook for Fiscal 2003

The following discussion should be read in conjunction with the discussion of our results of operations for the first three quarters of fiscal 2003 in our press release, dated November 27, 2003, entitled, “Ahold announces results for first three quarters of 2003.” The following discussion should also be read in conjunction with the discussion of our results of operations for fiscal 2002 and fiscal 2001 under “Item 5—Operating and Financial Review and Prospects—Results of Operations—Overall Results of Operations” in the 20-F for fiscal year ended December 29, 2002, as amended. The following discussion includes “forward-looking statements” that involve risk and uncertainties which are discussed more fully in “Forward-Looking Statements.” Actual results could differ materially from those provided in the forward-looking statements.

Consolidated Results of Operations: Fiscal 2003

We expect that our consolidated net sales in fiscal 2003, excluding the impact of currency exchange rates, will be slightly higher than in fiscal 2002, primarily as a result of an increase in net sales in the U.S. retail trade business resulting from comparable sales growth and the opening of new stores. This positive factor will be partially offset by the weakened global economy and strong competition in the markets that we serve, as well as the diversion of our management as a result of the events surrounding the announcements on February 24, 2003 and subsequently, and related developments. In addition, our fiscal 2003 net sales will be negatively affected by our completed and future divestments to be closed in fiscal 2003.

As discussed in more detail below, operating expenses, excluding the impact of currency exchange rates and the impact of goodwill impairment and amortization and exceptional losses, are expected to be significantly higher in fiscal 2003 than in fiscal 2002. We expect that net interest expense in fiscal 2003, excluding the impact of currency exchange rates, will be above fiscal 2002 levels. Nevertheless, we expect to report net income for the full fiscal year 2003, excluding the impact of any goodwill impairment and amortization that may be incurred in the fourth quarter of fiscal 2003 and excluding exceptional losses with respect to our divestments.

At the end of fiscal 2003, we will evaluate the carrying amount of our goodwill for possible impairment and will determine whether any goodwill impairment charges are required to be taken. No triggering event has been identified in fiscal 2003 as of November 27, 2003.

We expect that we will incur exceptional losses upon completion of the divestitures of certain of our Latin American operations, which is expected to occur prior to the end of fiscal 2003 or in fiscal 2004. The completion of these divestitures will lead to recognition of accumulated foreign currency translation adjustments in our statement of operations as well as in some cases the reversal of goodwill previously charged to shareholders’ equity. The cumulative exchange rate differences charged to shareholders’ equity at the end of the third quarter of fiscal 2003 amounted to EUR 265 million and EUR 201 million for Brazil and Argentina, respectively. The amounts of goodwill reversed should a transaction have been completed at the end of the third quarter of fiscal 2003 would have been EUR 255 million for Brazil and EUR 82 million for Argentina, respectively.

Operating Expenses: Fiscal 2003

We expect that our operating expenses for fiscal 2003, excluding the impact of currency exchange rates, the impact of goodwill impairment and amortization and exceptional losses, will be significantly higher than in fiscal 2002. We have incurred in fiscal 2003 significant costs in connection with the forensic accounting and legal investigations that have been conducted and the changes we are making in light of these investigations, as well as substantial costs relating to ongoing litigation, ongoing government and regulatory investigations, and the completion of the audit of our fiscal 2002 consolidated financial statements. We expect that the aggregate amount of professional fees of our accountants, lawyers and other advisors incurred in fiscal 2003 will be in excess of EUR 100 million. In addition, in fiscal 2003, our contributions to our defined benefit plans in fiscal 2003 will be significantly above fiscal 2002 levels, partly as a result of compliance with minimum plan assets to liabilities coverage ratios prescribed by U.S. and European laws.

Net Financial Expense: Fiscal 2003

Our interest expense for fiscal 2003, excluding the impact of currency exchange rates, has increased significantly compared to fiscal 2002 in part because the 2003 Credit Facility has a higher applicable borrowing rate than the 2002 Credit Facility. In addition, our level of borrowing and letters of credit under the 2003 Credit Facility has increased compared to the level under the 2002 Credit Facility. We also have incurred significant fees under the 2003 Credit Facility and in connection with the extension and amendment of our accounts receivable securitization programs. We expect to prepay all outstanding borrowings under the 2003 Credit Facility with the proceeds of the Offering. We are intending to enter into the New Credit Facility, the cash portion of which is intended to serve as a liquidity backstop and is not expected to be drawn. The outstanding letters of credit under the 2003 Credit Facility are expected to be rolled over into the New Credit Facility. We expect to incur significant fees in connection with entering into the New Credit Facility, although the New Credit Facility will have a lower applicable borrowing rate than the 2003 Credit Facility.

Our Share in Income (Loss) of Joint Ventures and Equity Investees: Fiscal 2003

The income or loss generated by our joint ventures with respect to which we do not have majority voting power is included in our income or loss from unconsolidated joint ventures and equity investees. Our share in income of joint ventures and equity investees, excluding the impact of currency exchange rates, is expected to be positive in fiscal 2003, compared to a loss in fiscal 2002. The expected change is due to the fact that the losses of Disco and Santa Isabel were included in the share of income (loss) of joint ventures and equity investees in fiscal 2002 at the time they were not consolidated, but were not so included in income (loss) of joint ventures and equity investees in fiscal 2003 because Disco and Santa Isabel ceased to be unconsolidated entities. We began consolidating the results of Disco and Santa Isabel in our financial statements in the second and third quarters of fiscal 2002, respectively. In fiscal 2002, Disco and Santa Isabel had a significant negative impact on our share in income (loss) of joint ventures and equity investees.

Set forth below is a discussion of our expectations for our results of operations for our various operating businesses for fiscal 2003.

Retail Trade in the United States: Fiscal 2003

We expect that net sales for our U.S. retail trade business in fiscal 2003 will increase modestly, excluding the impact of currency exchange rates, although the weak economy has affected and is expected to continue to negatively affect our U.S. retail trade net sales in fiscal 2003. At The Stop & Shop Supermarket Company (“Stop & Shop”) and Giant Food Stores, LLC (“Giant-Carlisle”), we expect strong net sales growth, excluding the impact of currency exchange rates, in fiscal 2003 compared to fiscal 2002. Net sales are expected to improve slightly at Giant Food, LLC (“Giant-Landover”) and Tops, which have been experiencing net sales pressure in fiscal 2003 due to the weak economy and heightened competition. Due to the difficult trading environment in the southeastern United States, we expect that net sales at Bruno’s Supermarkets Inc. (“Bruno’s”) and BI-LO, LLC (“BI-LO”) (excluding Golden Gallon Holdings, LLC (“Golden Gallon”) will be lower in fiscal 2003 compared to fiscal 2002. We expect that our U.S. retail trade operating expenses will increase in fiscal 2003, reflecting higher pension expenses, as well as continued rising health care costs.

We are reorganizing our retail business into regional marketplaces with similar characteristics which will allow us to maintain the separate brands of each of our operating companies, including pricing and product assortment, while combining administrative, control, information technology, sourcing, finance and human resources functions into a few, large integrated support service organizations. Tops and Giant-Carlisle began implementing a shared service organization in fiscal 2001, which was substantially completed in August 2003. BI-LO and Bruno’s are also implementing a shared service organization to combine their administrative functions. We have also continued to centralize our purchasing of not-for-resale goods and services used in our business, including fixtures and store equipment. In November 2003, we announced that we plan to combine some administrative and managerial functions at Stop & Shop and Giant-Landover.

In October 2003, we sold the Golden Gallon convenience stores, which were part of our BI-LO operations. This is in line with our objective to restructure our portfolio and focus on our core businesses.

The performance of our U.S. retail trade business in the fourth quarter of 2003 is expected to improve compared to the third quarter of fiscal 2003 partly due to seasonality. We expect earnings before interest, taxes and amortization (“EBITA”) margin in the fourth quarter of fiscal 2003 to improve to approximately the level achieved in the first three quarters of fiscal 2003.

Retail Trade in Europe: Fiscal 2003

In Europe, we have experienced retail trade sales pressure in fiscal 2003 due to the weak economy and consumers’ focus on price, combined with increased competition. We expect that net sales in our Europe retail trade business will grow marginally in fiscal 2003, compared to fiscal 2002, as a result of identical net sales growth (when comparing sales at the same stores) in a limited number of markets despite the sales pressure resulting from the weak economy, consumers’ focus on price, increased competition and the impact of the sale of stores in Spain and Poland.

At Albert Heijn B.V. (“Albert Heijn”), in particular, we expect that consumer’s focus on price and increased competition will adversely affect net sales and market share in fiscal 2003. As a result, at Albert Heijn, we have evaluated our price positioning and cost structure. Albert Heijn announced that, effective October 20, 2003, it was lowering prices on over 1,000 products. In order to improve efficiency and remain competitive in the market, we announced on September 3, 2003 that we are restructuring the head office and logistics functions of Albert Heijn, including by reducing 440 staff jobs. We have reached an agreement with the relevant unions and employee representatives regarding the restructuring. We anticipate that restructuring costs will negatively impact the operating income of Albert Heijn in fiscal 2003.

At Albert Heijn, operating profit in the fourth quarter of fiscal 2003 will be negatively impacted by the price repositioning announced on October 5, 2003. However, we expect that this negative impact will be partly offset by higher volume in the fourth quarter of fiscal 2003. So far, the customer response to Albert Heijn’s price repositioning has been positive.

In our other Europe retail trade business, we have made strong efforts to improve net sales, despite the weak economy. We are focusing on margin management through common sourcing and changing of product mix, as well as cost reduction programs. These programs include the integration of the administrative functions and management of our operations in the three Central European countries of Poland, the Czech Republic and Slovakia. Notwithstanding these programs, we expect that the overall pressure on net sales and our gross profit margin will result in lower operating income for fiscal 2003 compared to fiscal 2002 for our other Europe retail trade business.

In the second quarter of fiscal 2003, we completed the sale of De Tuinen B.V. (“De Tuinen”), which operated a chain of 65 natural product stores in The Netherlands, and the sale of Jamin Winkelbedrijf B.V. ("Jamin"), our Dutch confectionery store chain. Additionally, in the third quarter of fiscal 2003, we sold our Dutch restaurant, De Hoop op d’Swart Walvis (“De Walvis”). On November 7, 2003, we announced our plans to sell our Spanish operations.

Food Service in the United States: Fiscal 2003

The operating results of our food service operations in the United States for fiscal 2003 have been severely impacted by the consequences of the accounting irregularities announced on February 24, 2003 and the subsequent internal and external investigations. These events, combined with the resignation or termination of a significant portion of the senior management of USF, have resulted in the focus of USF’s existing senior management in fiscal 2003 being diverted from USF’s operations and customer service to a focus on resolving these issues and rebuilding the management team at USF. On October 14, 2003, our Corporate Executive Board appointed Mr. Lawrence S. Benjamin as Chief Executive Officer at USF, effective November 1, 2003. In fiscal 2003, we expect net sales for our food service operations in the United States will continue to improve in the fourth quarter of fiscal 2003, resulting in a modest increase from fiscal 2002 principally due to the full year consolidation of Lady Baltimore Foods, Inc. (“Lady Baltimore”) and Allen Foods, Inc. (“Allen Foods”), which were acquired in September and December 2002, respectively. We expect that gross profit will decline as a result of lower promotional allowances and higher vendor prices, higher pension benefit costs and costs to be incurred in winding down the arrangements with the VASPs. We expect our food service operations in the United States to have a clearly lower operating loss before impairment and amortization of goodwill and exceptional losses in the fourth quarter of fiscal 2003 compared to the third quarter of fiscal 2003, excluding the impact of currency exchange rates.

Food Service in Europe: Fiscal 2003

We expect net sales in fiscal 2003 for our Deli XL B.V. (“Deli XL”) food service operations in Europe, located in The Netherlands and Belgium, to be slightly lower than in fiscal 2002, particularly due to the continuing unfavorable economic circumstances. We introduced a cost-savings program intended to take advantage of synergies in administrative processes, especially in the area of logistics. As part of this program, which we announced in August 2003, we are restructuring our operations in order to gain more efficiencies and to maintain and strengthen our competitive position in the Dutch and Belgian food service markets. The restructuring program includes reductions of 200 staff jobs in the Dutch operations. We are experiencing pressure on gross margin in our European food service operations in fiscal 2003.

Retail Trade in Latin America: Fiscal 2003

Net sales in Latin America for fiscal 2003 will be favorably impacted by the full period consolidation in our consolidated financial statements of Disco and Santa Isabel in Latin America, which began to be consolidated in the second and third quarters of fiscal 2002, respectively. In July 2003, we sold our 99.6% interest in the Chilean operations of Santa Isabel. In September 2003, we sold 100% of the shares of the Paraguayan operations, formerly part of Santa Isabel. On November 17, 2003, we confirmed that we are engaged in negotiations for the sale of our controlling stake in Disco. Additionally, we have announced our intention to divest our remaining subsidiaries in South America. Our divestitures will adversely affect our net sales in Latin America in fiscal 2003. In addition, a slowdown in the economy and the economic crisis in Brazil and Argentina have affected and are expected to continue to affect our retail trade net sales in those markets in fiscal 2003. We expect to continue to experience gross profit margin pressures in fiscal 2003 as a result of the new pricing strategies we implemented in Brazil and Argentina in fiscal 2002 and the announcements of our intended divestments. As discussed above, upon completion of the divestitures of our operations in Brazil and Argentina, we expect that we will incur exceptional losses relating to the recognition of accumulated foreign currency translation adjustments in our statement of operations, as well as in some cases, the reversal of goodwill, both of which previously have been charged to shareholders’ equity.

Retail Trade in Asia Pacific: Fiscal 2003

In September 2003, we completed the sale of our operations in Indonesia and Malaysia. These transactions are in line with our objective of withdrawing from the Asia Pacific region. As a result of the divestment program in Asia in fiscal 2003, we have incurred restructuring charges, including store closure costs, severance payments and asset write-offs.

Litigation, Investigations and Legal Proceedings

The following sets forth certain information regarding certain proceedings and investigations, which updates information set forth in the 20-F.

Sotelo Buenaventura, et al. v. Peirano, et al.

In October 2002, a civil action entitled Sotelo Buenaventura, et al. v. Peirano, et al. (“Sotelo”) was filed at the Civil Court of the First Instance of the 2nd Circuit of Montevideo (“Montevideo Civil Court”) primarily on behalf of depositors of Banco Montevideo, a failed Uruguayan bank indirectly controlled by the Peirano family.

According to a complaint filed with a request for provisional remedy, the plaintiffs seek approximately USD 16 million in damages and/or reversal of Ahold’s acquisition of certain shares of DAIH, the joint venture that Ahold entered into with VRH, a company controlled by the Peirano family. Plaintiffs have stated that this claim was later increased, but Ahold has not yet been notified by the Court of such alleged amendment. DAIH was formed in 1998 to hold interests in two supermarket chains: Disco in Argentina and Santa Isabel in Chile, with operations in Peru, Paraguay and, at that time, in Ecuador. In July and August 2002, pursuant to certain agreements, Ahold acquired full ownership of DAIH from VRH after VRH defaulted on various loans collateralized by its DAIH shares.

In April 2003, Disco and DAIH were notified that, pursuant to Letters Rogatory issued from Uruguay in connection with the Sotelo litigation, the Argentine National Commercial Court of the First Instance of the 8th Circuit (“Argentine National Commercial Court”) was ordering an attachment of Disco stock owned by Ahold and DAIH, along with DAIH stock owned by Ahold, in order to secure the payment of any judgments levied against the Sotelo defendants, including Ahold. DAIH and Ahold petitioned both the Montevideo Civil Court and the Argentine National Commercial Court to nullify the attachment order on the ground that it was issued in error. The Argentine National Commercial Court declined to rule on the petitions, allowed the attachment order to stand, and referred the matter back to Uruguay. The Montevideo Civil Court, in a preliminary decision, denied Ahold and DAIH’s petitions to lift the attachment order, but that decision is subject to Ahold and DAIH’s requests for reconsideration and appeal.

On November 11, 2003 Ahold and DAIH were served notice of a filing by the plaintiffs to the Montevideo Civil Court asking for an injunction to prevent the transfer of the shares of Disco. On November 24, 2003, the Court notified Ahold and DAIH that it had rejected the plaintiffs’ request for the Montevideo Civil Court to notify Ahold and DAIH of a requested injunction, confirming that no injunction was in place. The Court further stated that should the plaintiffs want to insist on such measure, they should do so through the means of international cooperation with the Argentinean judicial system, which, based on formal and substantial reasons, had already rejected an earlier request by the plaintiffs. The Court also rejected Ahold and DAIH’s request for reconsideration on the original attachment, but granted Ahold and DAIH access to the appeal process to lift the attachment.

Netherlands Antilles Litigation

On April 28, 2003, the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, “D&S c.s.”) initiated civil proceedings against DAIH in The Netherlands Antilles in connection with Disco’s acquisition in fiscal 2000 of Ekono, which owned supermarkets in Buenos Aires. D&S c.s. allege that Disco underpaid a deferred portion of the purchase price by applying Argentina’s “pesification” law, which requires that all foreign currency debts be paid in Argentine pesos, and also by improperly computing an amount to be withheld from the purchase price to compensate for outstanding claims. D&S c.s. seeks approximately USD 45.4 million from DAIH in its capacity as surety for the deferred portion of the purchase price. On September 1, 2003, DAIH responded that the deferred purchase price was properly paid in Argentine pesos in compliance with Argentine “pesification” law. On October 13, 2003, D&S c.s. filed a reply statement arguing, in particular, that the “pesification” law violates the Argentine constitution. DAIH’s reply to such statement is due by December 2003.

At the request of D&S c.s., the district court of Haarlem, The Netherlands, ordered a preliminary hearing of certain former Ahold executives to determine whether a claim will also be brought against Ahold as an alleged surety, on the basis of an alleged verbal commitment by Ahold to guarantee the deferred portion of the Ekono purchase price. A first round of preliminary hearings was held on October 24, 2003, and subsequent hearings have been scheduled for January 2004.

Brazil Antitrust Proceedings

Administrative Antitrust Review

Several of our acquisitions remain subject to Brazil’s automatic administrative antitrust review. The Administrative Council for Economic Defense (“CADE”), which permits or rejects all acquisitions in Brazil based on their antitrust effects under Brazilian law, is reviewing, among other things, our acquisition of G. Barbosa. In connection with that review, we have entered into an interim agreement with the CADE—an Agreement for the Preservation of the Reversibility of the Operation (“APRO”)—by which we are prohibited from consolidating, closing or divesting properties of G. Barbosa or our subsidiary Bompreço in the cities of Feira de Santana, Salvador and Aracajú until the CADE renders a final decision regarding the G. Barbosa acquisition. The APRO does not affect our ability to consolidate, close or divest Bompreço or G. Barbosa assets outside those three cities where we have a total of 17 stores, or any other assets in Brazil.

The Secretariat of Economic Affairs of the Ministry of Finance (“SEAE”) and the Secretariat of Economic Defense of the Ministry of Justice (“SDE”), which both issue non-binding economic and legal opinions regarding mergers, have proposed to the CADE that the G. Barbosa acquisition be approved with restrictions unless sufficient economic efficiencies are demonstrated to justify unconditional approval. To make such a showing, the consulting and auditing firm of Trevisan Auditores Independentes Ltda. has been retained to analyze whether the efficiencies generated by our acquisition of G. Barbosa are sufficient to justify unconditional approval. In addition, we presently are negotiating with the CADE to modify the APRO in a manner that would allow the sale of all of our Brazilian assets, including a sale of both Bompreço and G. Barbosa, together, to the same buyer. In such case, the buyer would assume the APRO obligations.

If, at completion of the CADE review, our acquisitions are found to have substantially lessened competition or created a dominant position in the affected markets, we could be required to divest certain stores in specific cities in Brazil. In addition, we also could be prohibited from divesting Bompreço and G. Barbosa jointly to a single buyer.

Judicial Proceeding

On August 15, 2003, the Attorney General of the State of Sergipe initiated a judicial proceeding in the 3rd Civil Court of Aracajú, claiming that our acquisitions of G. Barbosa, in connection with our ownership of Bompreço created a monopoly in Sergipe that injures consumers and competition. On August 18, 2003, the court issued a provisional order, barring the joint divestment of Bompreço and G. Barbosa properties in Sergipe to any single buyer, but allowing divestment to separate buyers. We are appealing that order to the Sergipe State Appeals Court.

On November 7, 2003, the 3rd Civil Court of Aracajú allowed CADE to participate in the proceedings. CADE requested that the provisional order be cancelled and that the judicial proceedings be suspended until CADE has issued its administrative decision on the case. The Attorney General of the State of Sergipe has until November 28, 2003 to respond to the petition filed by CADE, after which the Court is expected to rule on the requests made by CADE.

Litigation and administrative proceedings are subject to many uncertainties and we cannot predict the outcome of any individual matter, including those described above. It is reasonably possible that certain of the proceedings described above could require us to make expenditures, or result in other settlements, judgments, remedies or other resolution, that could have a material adverse effect on our financial condition, results of operations or liquidity.

VASPs

USF has product financing arrangements with five entities, known as VASPs, that provide varying degrees of support to USF primarily in the procurement of private label and signature brand products. As part of its normal business practice, USF has guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of USF. The amount of future payments that USF would be required to make under the guarantees depends on outstanding accounts payable to vendors for purchases made by the VASPs on behalf of USF. As of the end of the first three quarters of fiscal 2003, the maximum potential guaranteed amount totaled approximately USD 72.3 million.

USF has determined that it will discontinue utilizing the procurement services of the VASPs. USF has communicated a phased transition of services timeline to the VASPs under which USF expects to cease placing orders with the first VASP in December 2003 and cease placing orders with the last two VASPs in March 2004. USF expects to assume certain liabilities and obligations of the VASPs in connection with the phase out, and does not expect to be able to fully collect the amounts owed to USF by the VASPs. We have recorded an accrual for the estimated amounts to be assumed and the estimated collection of shortfalls expected in connection with the phase out of the VASPs, based upon the financial position of the VASPs, as of the end of the third quarter of fiscal 2003.

Accounts Receivable Securitization Programs

Under two separate agreements entitled Receivable Sale and Related Agreement (the “Receivables Agreements”), selected subsidiaries of USF (the “Sellers”), sell, on a revolving basis, their eligible trade receivables to one of two companies, which are wholly-owned, special purpose, bankruptcy-remote subsidiaries of the Company (the “Receivables Companies”). Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future right, title and interest in the receivables to two special purpose entities (the “Master Trusts”), of which, the Master Trust containing receivables originated by Alliant Foodservice, Inc. (“Alliant Foodservice”) and its subsidiaries is a non-consolidated qualifying special purpose entity. Fractional undivided interests in the Master Trusts are sold at a discount to third-party investors in exchange for cash. We received proceeds from the collections under the Receivables Agreements of USD 12.2 billion (EUR 10.7 billion) in the first three quarters of fiscal 2003, and USD 16.2 billion (EUR 15.5 billion) and USD 10.7 billion (EUR 12.1 billion) in fiscal 2002 and fiscal 2001, respectively. Losses, primarily representing interest, in the form of discounts on the sales price received on each receivable sold, totaled EUR 16.8 million in the first three quarters of fiscal 2003 and EUR 18.2 million and EUR 20.0 million in fiscal 2002 and fiscal 2001, respectively.

In connection with these accounts receivable securitization programs, we have entered into guarantee agreements pursuant to which we have agreed to guarantee the obligations of the Sellers and of USF’s wholly-owned subsidiaries, U.S. Foodservice, Inc. and Alliant Foodservice (the “Servicers”), including compliance with the terms of the Receivables Agreements relating to selection and servicing of receivables. However, we do not guarantee payment on any receivables sold to the Master Trusts in accordance with the Receivables Agreements or repayment of the certificates. Our obligations under the guarantee are not currently quantifiable and are contingent in nature. As a result of amendments to the Receivables Agreements entered into in July 2003, beginning in the third quarter of fiscal 2003, we are no longer able to derecognize the receivables of one of our accounts receivables securitization programs under both US GAAP and Dutch GAAP.

This change resulted in a USD 404 million (EUR 352 million) increase in accounts receivable and short-term debt on our consolidated balance sheet.

Other Information

In addition, the following information was made public in The Netherlands on November 27, 2003:

•	Our primary market risk exposures are related to currency exchange rate and interest rate fluctuations and, to some extent, commodity price fluctuations, which we manage through derivative financial instruments. We had 97 financial derivative contracts outstanding as of the end of the third quarter of fiscal 2003. The notional amount of these contracts as of the end of the third quarter of fiscal 2003 was EUR 4.6 billion and EUR 4.7 billion as of fiscal year-end 2002, with a positive mark-to-market value of EUR 353 million as of the end of the third quarter of fiscal 2003 compared to positive EUR 47 million as of fiscal year-end 2002. Of these 97 contracts, at the end of the third quarter of fiscal 2003, 74 had a maturity shorter than one year, 17 had a maturity of one to five years and six had a maturity ranging from five to thirty years.

•	We regularly engage in transactions to sell and subsequently leaseback properties, and generated gains of EUR 82 million and EUR 127 million from sale-leasebacks in fiscal 2002 and fiscal 2001, respectively. Our sale-leaseback activity in fiscal 2002 was primarily in the United States, Poland, and elsewhere in Europe through Ahold Real Estate Europe B.V. (“AREE”), our European real estate holding company, and generated in fiscal 2002 gains of EUR 29 million, EUR 12 million and EUR 28 million, in each of these respective countries and elsewhere in Europe through AREE. Our fiscal 2001 sale-leaseback gains were primarily from our operations in the United States, Czech Republic and elsewhere in Europe through AREE and generated gains in fiscal 2001 of EUR 61 million, EUR 8 million and EUR 56 million, respectively.

Other

•	In our 20-F for fiscal year ended December 29, 2002, as amended, we indicated that under applicable rules of the SEC, the 20-F may have been required to include certain separate financial statements and notes thereto for one current joint venture, JMR, and one former joint venture, DAIH. Subsequently, it was determined that under such rules, our 20-F for fiscal year ended December 29, 2002, as amended, may also have been required to include certain separate financial statements and notes thereto for two other current joint ventures, ICA and Paiz Ahold. We had applied to the SEC for a waiver from this requirement. We were notified by the SEC in a letter dated December 2, 2003, that the SEC denied such waiver. We are working to prepare these financial statements. We will include these financial statements in one or more amendments to our 20-F for fiscal year ended December 29, 2002 upon completion of such financial statements in appropriate form for the filing with the SEC. Such amendment or amendments will be available through the SEC’s website at www.sec.gov shortly after filing with the SEC. Summarized financial information for these joint ventures is set forth in Note 16 to our consolidated financial statements attached to our 20-F for fiscal year ended December 29, 2002, as amended.